99.12

                ECSI ENTERS INTO STRATEGIC MARKETING RELATIONSHIP
                               WITH INTESEC GROUP

Clifton, NJ - July 23, 2004 - ECSI International, Inc. (OTC BB: EKCS), a global leader in security and anti-terrorist systems, announces that on July 1, 2004 it entered into a strategic marketing relationship with the InteSec Group having offices in Ridgewood, NJ and Washington, DC specifically to address Homeland Security opportunities at the federal and state levels.

"ECSI could realize a significant increase in sales during fiscal 2005 and beyond based on the InteSec relationship," commented Arthur Barchenko, the CEO of ECSI. "Additionally, the marketing and sales support provided by InteSec enables us to develop major business contacts with government agencies we've not had the opportunity to cover in the past."

About InteSec

Incorporated in 1986, InteSec is a fully integrated single source for experienced management services focused in the Government Security, Homeland Security and Defense Industry. The company provides consulting and planning services in the area of Management, Marketing and Sales Development.

InteSec's unique capabilities enable it to provide clients with focus and direction in building strategy and success in the government security and defense arenas. The company has completed and continues to manage marketing and sales efforts for some of the largest suppliers in the industry. InteSec's strategy is a ground up approach that allows it to function equally well with companies that are in a development stage to major corporations either bringing new products to markets or re-engineering their strategy.

About ECSI

ECSI is recognized as a global leader in perimeter security and an effective quality provider for both the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high-threat environments. The employment of risk assessment and analysis allows ECSI to determine and address the security needs of government and commercial-industrial installations. The company has teaming agreements with Parsons Corp., ManTech International Co., ADT Federal Systems, ARINC, SRH Marine, Horne Engineering Services, Inc. and other industry leaders. ECSI's corporate office is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel: 973-574-8555; Fax: 973-574-8562; or visit
www.anti-terrorism.com.

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Certain statements included in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements expressed or implied as the result of a variety of factors, of which a number could be potentially beyond the Company's control. The Company's actual results and events will be expressed from time to time in the Company's periodic filings with the Securities and Exchange Commission (the "SEC"). As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC. The forward-reaching statements contained herein are made only as of the date of this press release and the Company assumes or undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.
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For ECSI IR contact:
John Lipman
Lipman Capital Group Inc.
212-755-3181
jlipman@lipmangrp.com